Calamos Convertible and High Income Fund
Section 10f-3 Transactions

The following securities were purchased pursuant to Rule 10f-3 and all requirements of the Affiliated Underwriting Procedures of the Fund.

Trade
Date            Issue
09/17/03        Broder Bros., Co. 11.25% Sr. Notes due 2010

Shares          Price           Amount
  5,000,000      $ 100.00         5,000,000

                                                 % of Issue
Spread          Spread          Fund's % of       for all
Amount            %               Issue         Calamos Funds
 $0.00           N/A              2.86%             2.86%

Broker
UBS Securities LLC



Underwriters of Broder Bros., Co. 11.25% Sr. Notes due 2010

Banc One Capital Markets, Inc.
UBS Securities LLC